Exhibit 3.2

SECOND CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SURGALIGN HOLDINGS, INC.

Surgalign Holdings, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST:  That on March 10, 2021, the board of directors of the Corporation (the “Board of Directors”) duly adopted resolutions: (i) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware an amendment to the Amended and Restated Certificate of Incorporation of the Corporation to increase the authorized shares of the Corporation’s Common Stock; and (ii) declaring such amendment to be advisable.

SECOND:  That, in accordance with the provisions of the General Corporation Law of the State of Delaware, the holders of the majority of the issued and outstanding shares of the Corporation entitled to vote thereon approved the amendment at the annual meeting of the Corporation on May 4, 2021.

THIRD:  That upon the effectiveness of this certificate, the Amended and Restated Certificate of Incorporation is hereby amended by amending and restating Article FOURTH to read as follows:

“FOURTH: Capital Stock:

This corporation is authorized to issue 300,000,000 shares of Common Stock, $0.001 par value. Except as otherwise required by law, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.”

FOURTH: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by a duly authorized officer of the Corporation this 4th day of May, 2021.

By:
Name:	Joshua H. DeRienzis
Title:	Chief Legal Officer and Corporate Secretary